Mercedes-Benz Auto Receivables Trust 2023-2
Investor Report
Collection Period Ended   31-Dec-2024

Amounts in USD

Dates

Collection Period No.	15	
Collection Period (from... to)	1-Dec-2024	31-Dec-2024
Determination Date	13-Jan-2025	
Record Date	14-Jan-2025	
Distribution Date	15-Jan-2025	
Interest Period of the Class A-1 Notes (from... to)	16-Dec-2024	15-Jan-2025 Actual/360 Days 30
Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to)	15-Dec-2024	15-Jan-2025 30/360 Days 30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	292,010,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	467,620,000.00	190,267,833.85	156,765,221.90	33,502,611.95	71.644951	0.335241
Class A-3 Notes	467,620,000.00	467,620,000.00	467,620,000.00	0.00	0.000000	1.000000
Class A-4 Notes	83,110,000.00	83,110,000.00	83,110,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,310,360,000.00**	**740,997,833.85**	**707,495,221.90**	**33,502,611.95**		
Overcollateralization	33,622,415.40	33,599,560.39	33,599,560.39			
Adjusted Pool Balance	1,343,982,415.40	774,597,394.24	741,094,782.29			
Yield Supplement Overcollateralization Amount	76,016,708.61	41,490,036.46	39,575,308.81			
Pool Balance	**1,419,999,124.01**	**816,087,430.70**	**780,670,091.10**			

	Amount	Percentage
Initial Overcollateralization Amount	33,622,415.40	2.50%
Target Overcollateralization Amount	33,599,560.39	2.50%
Current Overcollateralization Amount	33,599,560.39	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	5.920000%	938,654.65	2.007302	34,441,266.60	73.652253
Class A-3 Notes	5.950000%	2,318,615.83	4.958333	2,318,615.83	4.958333
Class A-4 Notes	6.010000%	416,242.58	5.008333	416,242.58	5.008333
Total		**$3,673,513.06**		**$37,176,125.01**	

Amounts in USD

Available Funds		Distributions	
Principal Collections	33,234,419.36	(1) Total Servicing Fee	680,072.86
Interest Collections	4,953,441.87	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	719,390.11	(2) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
Recoveries	1,016,440.98		
Purchase Amounts	0.00	(3) Interest Distributable Amount Class A Notes	3,673,513.06
Advances made by the Servicer	0.00	(4) Priority Principal Distributable Amount	0.00
Investment Earnings	133,166.79	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Available Collections	**40,056,859.11**	(6) Regular Principal Distributable Amount	33,502,611.95
Reserve Fund Draw Amount	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Available Funds	**40,056,859.11**	(8) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (2)]	0.00
		(9) Excess Collections to Certificateholders	2,200,661.24
		Total Distribution	**40,056,859.11**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	680,072.86	680,072.86	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	3,673,513.06	3,673,513.06	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	938,654.65	938,654.65	0.00
thereof on Class A-3 Notes	2,318,615.83	2,318,615.83	0.00
thereof on Class A-4 Notes	416,242.58	416,242.58	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	3,673,513.06	3,673,513.06	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	33,502,611.95	33,502,611.95	0.00
Aggregate Principal Distributable Amount	33,502,611.95	33,502,611.95	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,359,956.04
Reserve Fund Amount - Beginning Balance	3,359,956.04
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	11,804.46
minus Net Investment Earnings	11,804.46
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,359,956.04
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	11,804.46
Net Investment Earnings on the Collection Account	121,362.33
Investment Earnings for the Collection Period	133,166.79

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,419,999,124.01	29,224
Pool Balance beginning of Collection Period	816,087,430.70	22,027
Principal Collections	20,102,104.18	
Principal Collections attributable to Full Pay-offs	13,132,315.18	
Principal Purchase Amounts	0.00	
Principal Gross Losses	2,182,920.24	
Pool Balance end of Collection Period	780,670,091.10	21,503
Pool Factor	54.98%	

	As of Cutoff Date	Current
Weighted Average APR	7.07%	7.28%
Weighted Average Number of Remaining Payments	58.10	43.19
Weighted Average Seasoning (months)	10.12	25.74

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	766,431,976.43	21,213	98.18%
31-60 Days Delinquent	10,149,846.49	205	1.30%
61-90 Days Delinquent	3,523,488.12	74	0.45%
91-120 Days Delinquent	564,780.06	11	0.07%
Total	780,670,091.10	21,503	100.00%

Delinquency Trigger			**3.550%**
60+ Delinquency Loans to EOP Aggregate Securitization Value			0.524%
Delinquency Trigger occurred			No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

Losses (1)	Current		Cumulative	
	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	2,182,920.24	53	37,856,167.83	820
Principal Net Liquidation Proceeds	711,490.07		13,119,289.83	
Principal Recoveries	973,339.23		9,947,532.76	
Principal Net Loss / (Gain)	498,090.94		14,789,345.24	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	0.749%
Prior Collection Period	0.571 %
Second Prior Collection Period	1.507 %
Third Prior Collection Period	1.364 %
Four Month Average	1.048%

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	1.042%
Average Net Loss / (Gain)	18,035.79

(1) Losses include accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.